Filed Pursuant to Rule 424(b)3 and Rule 424(c)
Registration No. 333-123864
WARP Technology Holdings, Inc.
Prospectus Supplement Dated August 17, 2005
To the Prospectus Dated July 22, 2005
     On August 16, 2005, we filed with the Securities and Exchange Commission the attached Current Report on Form 8-K/A. The attached information supplements and supersedes, in part, the information in the prospectus.
     This prospectus supplement should be read in conjunction with the prospectus, which is required to be delivered with this prospectus supplement. The prospectus is accompanied by a copy of our Annual Report on Form 10-KSB for the year ended June 30, 2004 and a copy of our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005.
     Investing in our Common Stock involves a high degree of risk. You should carefully consider the “Risk Factors” beginning on page 3 of the prospectus in determining whether to purchase the Common Stock.
     You should also consider the following Risk Factor which supersedes the Risk Factor entitled “We May Not Be Able to Borrow Funds” on page 4 of the prospectus:
We May Not Be Able to Borrow Funds
     There currently are no legal limitations on our ability to borrow funds to increase the amount of capital available to us to carry out our business plan. However, our limited resources and limited operating history may make it difficult to borrow additional funds. The amount and nature of any such borrowings would depend on numerous considerations, including our capital requirements, our perceived ability to meet debt service on any such borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. There can be no assurance that debt financing, if required or sought, would be available on terms deemed to be commercially acceptable by us and in our best interest.
     On August 2, 2005, the Company entered into a Credit Agreement (the “Credit Agreement”), between the Company, the Subsidiaries of the Company listed in Schedule 1 thereto, Fortress Credit Corp. as original lender (together with any additional lenders, the “Lenders”), and Fortress Credit Corp. as Agent (the “Agent”) pursuant to which the Company may borrow up to $50 million dollars. The Company initially borrowed 10 million dollars, the proceeds of which were used to pay off prior Senior Secured Notes and a portion of the Company’s subordinated indebtedness. There can be no assurance that the Company will be able to borrow further amounts under the Credit Agreement. Future borrowings are subject to the satisfaction of various conditions precedent, including lender approval of the use of further borrowings.
     The Credit Agreement contains numerous financial and operating covenants. There can be no assurance that the Company will be able to comply with these covenants, and failure to meet such covenants or the failure of the lenders to agree to amend or waive compliance with covenants that the Company does not meet would result in a default under the Credit Agreement. Moreover, the Company’s subordinated debt incorporates the covenants and default provisions of the Credit Agreement. Any material default that is not amended or waived under any of these agreements will result in a default under most or all of the Company’s financing arrangements.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in this supplement. Any representation to the contrary is a criminal offense.
     Prospective investors should rely only on the information contained in this supplement, the prospectus or information specifically incorporated by reference in the prospectus or this supplement. We have not authorized anyone to provide prospective investors with information that is different.
The date of this prospectus supplement is August 17, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K/A
(Amendment No. 1)
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	August 2, 2005
Warp Technology Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-33197	88-0467845

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

151 Railroad Avenue, Greenwich, Connecticut	06830

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	203 422 2950
Not Applicable
Former name or former address, if changed since last report
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.
(This Amendment to the registrant’s Current Report on Form 8-K filed August 8, 2005, amends and restates such Current Report in order to supplement the information provided, to correct typographical errors and to include as Exhibits the referenced Material Agreements.)
Entry into a Material Definitive Agreement
Credit Agreement and Related Financing Documents.
Warp Technology Holdings, Inc. (the “Company”) has entered into that certain Credit Agreement (the “Credit Agreement”), between the Company, the Subsidiaries of the Company listed in Schedule 1 thereto, Fortress Credit Corp. as original lender (together with any additional lenders, the “Lenders”), and Fortress Credit Corp. as Agent (the “Agent”). In addition, the Company has entered into a $10,000,000 Promissory Note (the “Note”) with the Lenders, an Intercreditor Agreement with the Lenders, the Agent and certain subordinated lenders (the “Intercreditor Agreement”), a Security Agreement with the Agent (the “Security Agreement”), Pledge Agreements with the Lender (the “Pledge Agreements”), and a Warrant Agreement with the Agent (the “Warrant Agreement”).
Collectively the Credit Agreement, such other agreements and the subsidiary security agreements referenced below are referred to as the “Financing Documents”.
The Credit Agreement and the other Financing Documents have the following material terms:
• Subject to the terms and conditions of the Credit Agreement, the Lenders agreed to make available to the Company a term loan facility in three Tranches, Tranches A, B and C, in an aggregate amount equal to $50,000,000.
• The maximum amount of loans under Tranche A of the credit facility is $10,000,000. The purpose of amounts borrowed Tranche A is to refinance certain of the Company’s existing debt and to pay certain costs and expenses incurred in connection with the closing under the Credit Agreement.
• The maximum amount of loans under Tranche B of the credit facility is $15,000,000. Amounts borrowed under Tranche B may be used only to partially fund the acquisition by the Company of one or more companies, the acquisition costs related thereto, and other costs and expenses incurred in connection with the Credit Agreement and to finance an agreed amount of working capital for the companies being acquired.
• The maximum amount of loans under Tranche C of the credit facility is $25,000,000. Amounts borrowed under Tranche C may be used only to partially fund the acquisition by the Company of one or more publicly-traded companies, the acquisition costs related thereto, and other costs and expenses incurred in connection with the Credit Agreement and to finance an agreed amount of working capital for the companies being acquired.
• The Company has borrowed $10,000,000 under Tranche A of the credit facility to pay-off its existing senior indebtedness, in the aggregate principal amount of $6,825,000, plus accrued interest thereon, as well as certain existing subordinated indebtedness, in the aggregate principal amount of $1,500,000. In addition, amounts borrowed under this Tranche A were used to pay certain closing costs, including the Lender’s legal fees, commitment fees, and other costs and expenses under the Credit Agreement.
• The obligation to repay the $10,000,000 principal amount borrowed at the closing, along with interest as described below, is further evidenced by the Note.
• Advances under Tranche B and Tranche C must be approved by the Lenders, and are subject to the satisfaction of all conditions precedent required by the Lenders including the condition that a default not occur under the loans as a result of the advance.
• The rate of interest (the “Interest Rate”) payable on the Loan for each calendar month (an “Interest Period”) is a floating percentage rate per annum equal to the sum of the “LIBOR” for that period plus the “Margin”. For theses purposes, LIBOR means for any Interest Period the rate offered in the London interbank market for U.S. Dollar deposits for the relevant Interest Period; provided, however, that for purposes of calculating the Interest Rate, LIBOR shall at no time be less than a rate equal to 2.65%. For these purposes, “Margin” means 9% per annum. Interest is due and payable monthly in arrears.
• Provided there has been no event of default under the Loan, an amount of interest equal to 4% per annum that would otherwise be paid in cash instead may be paid in kind (“PIK”) by such amount being added to the principal balance of the Loan on the last day of each month. Such PIK amount will then accrue interest and be due and payable on the same terms and conditions as the Loan. The Company may, at its option, elect to terminate the PIK interest arrangement and instead pay such amount in cash.
• If any sum due and payable under the credit facility is not paid on the due date therefore, the Company shall be liable to pay interest on such overdue amount at a rate equal to the then current Interest Rate plus 3% per annum.
• Principal amounts due under the Loans begin to be amortized eighteen months after the closing date of the Credit Agreement, with the complete Loan to be repaid in full no later than the Maturity Date which is four years after the closing.
• Prepayments of amounts due under the Loan then outstanding are due upon the receipt of insurance proceeds received due to damage or loss of collateral, to the extent such proceeds are not used to repair or replace the collateral.
• Prepayments are also required to the extent that the Company sells an equity interest in a subsidiary to the extent such subsidiary was acquired with proceeds from an advance under the credit facility, and to the extent of the principal amount outstanding with respect to such advance.
• A mandatory prepayment is required if, prior to the date which is 9 months after the Closing Date, (i) the Company has not borrowed under Tranche B, and (ii) the Company has not acquired (without the incurrence of any indebtedness) 100% of the equity interests of any new subsidiary which at the time of acquisition had a twelve month trailing EBITDA of greater than $1,000,000. If prepayments are required due to this reason, the amount of the prepayment is 85% of the “Excess Cash Flow” – which means, cash provided by operations by the Company and its subsidiaries determined quarterly less capital expenditures for such period, provided that the Company shall at all times be allowed to retain a minimum of $1,500,000 of cash for operating purposes. In addition, the Company must prepay the loan in full no later than the date which is 21 months after the Closing Date.
• The Credit Agreement contains certain financial covenants usual and customary for facilities and transactions of this type. In the event the Company completes further acquisitions, the Company and the Agent and lenders will agree upon modifications to the financial covenants to reflect the changes to the Company’s consolidated assets, liabilities, and expected results of operations in amounts to be mutually agreed to by the parties.
• Initially, the financial covenants provide that the Company agreed not to permit (i) the Total Debt to EBITDA Ratio to exceed 2.9 to 1; (ii) the Cash Interest Coverage Ratio to fall below 3.5 to 1; (iii) the Fixed Charge Covenant Ratio to fall below 3.2 to 1, or (iv) the aggregate amount of capital expenditures by the Company and its subsidiaries during any twelve month period to exceed $300,000.
• For these purposes, the Total Debt to EBITDA Ratio means the ratio of (a) the aggregate of the principal amounts due under the Company’s consolidated debt plus any prepayments thereunder, to (b) the aggregate EBITDA for the Company’s subsidiaries Gupta Technologies, LLC (including its subsidiaries) and Kenosia Corporation for the most recently ended period of four consecutive fiscal quarters (“Aggregate EBITDA”).
• Further, EBITDA is defined to mean the earnings of the applicable company for the applicable period before taking into account any interest expense, before deducting for taxes on income or gains, before deducting for depreciation and amortization, before taking into account the effect of any exceptional or extraordinary item and certain other items.
• The Cash Interest Coverage Ratio means the ratio of (a) the Aggregate EBITDA to (b) the Cash Interest Expense. Cash Interest Expense means the aggregate expenses for the Company and its subsidiaries paid in cash for the most recently ended period of four consecutive fiscal quarters for interest, prepayment penalties, and discount and acceptance fees related to the Company’s indebtedness.
• Fixed Charge Covenant Ratio means the ratio of (a) Aggregate EBITDA to (b) Cash Interest Expense plus scheduled amortization for the most recently ended period of four consecutive fiscal quarters.

• The Credit Agreement, Note and Financing Documents also contain usual and customary provisions regarding events of default. Upon the occurrence of an event of default, all amounts due under the facility may be declared immediately due and payable, and any failure by the Company, or its subsidiary guarantors, to pay such amounts could result in the Lenders and the Collateral Agent acting to foreclose on the assets of the Company and the subsidiaries, to take the stock or other equity interests in the subsidiaries, and to control the accounts of the Company and the subsidiaries, in order to pay such outstanding obligations.
• All amounts under the Loan will become immediately due and payable in the event (i) the Company’s Chief Executive Officer, Ron Bienvenu, ceases to perform the management functions he currently performs for the Company or otherwise ceases to be involved in the day to day management of the Company and is not replaced within 90 days by a person satisfactory to the Agent (180 days if due to Mr. Bienvenu’s death), or (ii) Mr. Bienvenu, his immediate family members or any trust, trustee or other personal representative acting for the benefit of Mr. Bienvenu or his immediate family members, ceases to directly or indirectly own 90% of the issued and outstanding equity interests in the Company currently owned, directly or indirectly, by Mr. Bienvenu.
• The Company’s obligations are guaranteed by the direct and indirect subsidiaries of the Company, including, without limitation, Gupta Technologies, LLC, Kenosia Corporation, and Warp Solutions, Inc.
• The Company and its subsidiaries granted first priority security interests in their assets, and pledged the stock or equity interests in their respective subsidiaries, to the Agent as security for the financial obligations under the Credit Agreement and the Financing Documents. In addition, the Company has undertaken to complete certain matters, including the delivery of stock certificates in subsidiaries, and the completion of financing statements perfecting the security interests granted under the applicable state or foreign jurisdictions concerning the security interests and rights granted to the Lenders and the Agent.
• As additional security for the lenders making the loans under the Credit Agreement, certain subsidiaries of the Company have entered into Security Agreements with Fortress Credit. Corp. relating to their assets in the U.K., and have pledged their interests in the subsidiaries organized under English law, Gupta Technologies Limited and Warp Solutions Limited, by entering into a Mortgages of Shares with Fortress. Also, the Company’s subsidiary, Gupta Technologies, LLC (“Gupta”) and its German subsidiary, Gupta Technologies GmbH, have entered into a Security Trust Agreement with Fortress Credit Corp. granting a security interest in the assets of such entities located in Germany. Gupta has also pledged its interests in the German subsidiary under a Share Pledge Agreement with Fortress Credit Corp.
• Under the Intercreditor Agreement, the holders of the Company’s outstanding subordinated notes which were issued pursuant to that certain Subordinated Note and Warrant Purchase Agreement dated January 31, 2005, agreed to subordinate the payment terms and security interests of the subordinated notes to the payment terms and security interests of the senior lenders under the Credit Agreement.

• Pursuant to the Warrant Agreement, the Company agreed to issue warrants to acquire up to an aggregate of 7% of the fully diluted stock of the Company (as of the date of the Warrant Agreement) if the Lenders make all the advances under the total commitments of the credit facility. All warrants will have an exercise price of $0.01 per share. The exercise price and number of shares issuable upon exercise of each warrant are subject to adjustment as provided in the Warrant Agreement, including weighted average anti-dilution protection.
• Pursuant to the Warrant Agreement, the holders of the warrants have tag-along rights if a member of the Management Group of the Company sells securities of the Company in a Disposition, as defined in the Warrant Agreement. Management Group is defined as Ron Bienvenu and his family.
• Warrant holders also have rights to notice and cashless exercise in the event of a Merger Transaction, as defined in the Warrant Agreement.
• Holders of at least 10% of the Registrable Common Stock then deemed outstanding have the right to demand up to three registrations of the warrant shares. Upon exercise by such holders of demand registration rights, the Company will be obligated to file a Registration Statement with the SEC within 90 days of notice of the demand. Holders also have piggyback registration rights in the event of a Company Registration Statement.
• Warrants to acquire an aggregate of 5% of the fully diluted stock of the Company (2,109,042 shares of Common Stock, par value $.00001 per share) are issuable upon the Company receiving advances under Tranche A or B of the credit facility (“Tranche A/B Available Shares”) in proportion to the amount of the advance compared with the total $25,000,000 in commitments under Tranche A and B.
• Since the Company borrowed $10,000,000 under Tranche A at the closing, warrants to acquire 40% of the Available Tranche A/B Shares (843,617 shares of the Company’s Common Stock) were issued at closing to the Lenders. The warrants have an exercise price of $.01 per share, have a cashless exercise feature, and are exercisable until December 10, 2010. As further advances are made to the Company under Tranche B, the Company will issue additional warrants in proportion to the advances received. Additionally, if the unused total commitments attributable to Tranche A and Tranche B are cancelled in accordance with the Credit Agreement, warrants shall be used for the number of shares based on the Pro Rata Portion of the Total Commitments attributable to Tranche A or Tranche B which are cancelled.
• Warrants to acquire an aggregate of 2% of the fully diluted stock of the Company (843,617 shares of Common Stock) are issuable upon the Company receiving advances under Tranche C of the credit facility (“Tranche C Available Shares”) in proportion to the amount of the Tranche C advance compared with the total $25,000,000 in commitments under Tranche C.

Item 1.02 Termination of a Material Definitive Agreement.
(This Amendment to the registrant’s Current Report on Form 8-K filed August 8, 2005, amends and restates such Current Report in order to supplement the information provided, to correct typographical errors and to include as Exhibits the referenced Material Agreements.)
Termination of a Material Definitive Agreement
The Company had entered into an Intercreditor and Subordination Agreement dated January 31, 2005 (the “Prior Intercreditor Agreement”). In connection with the credit facility entered into as described in Item 1.01, the Company and the other parties to such Intercreditor Agreement, agreed to terminate such agreement. The subordinated lenders who had been parties to such agreement, either had their subordinated debt paid off in connection with the new credit facility, or became parties to the new Intercreditor Agreement described in Item 1.01.
Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
(This Amendment to the registrant’s Current Report on Form 8-K filed August 8, 2005, amends and restates such Current Report in order to supplement the information provided, to correct typographical errors and to include as Exhibits the referenced Material Agreements.)
Direct Financial Obligation
Warp Technology Holdings, Inc. (the “Company”) has entered into that certain Credit Agreement (the “Credit Agreement”), between the Company, the Subsidiaries of the Company listed in Schedule 1 thereto, Fortress Credit Corp. as original lender (together with any additional lenders, the “Lenders”), and Fortress Credit Corp. as Agent (the “Agent”). In addition, the Company has entered into a $10,000,000 Promissory Note (the “Note”) with the Lenders, an Intercreditor Agreement with the Lenders, the Agent and certain subordinated lenders (the “Intercreditor Agreement”), a Security Agreement with the Agent (the “Security Agreement”), Pledge Agreements with the Lender (the “Pledge Agreements”), and a Warrant Agreement with the Agent (the “Warrant Agreement”). Collectively the Credit Agreement and all such other agreements are referred to as the “Financing Documents”.
Pursuant to the Credit Agreement and the other Financing Documents, the Company has become obligated to repay principal amounts borrowed, and to pay interest and other amounts as follows:
• Subject to the terms and conditions of the Credit Agreement, the Lenders agreed to make available to the Company a term loan facility in three Tranches, Tranches A, B and C, in an aggregate amount equal to $50,000,000.
• The maximum amount of loans under Tranche A of the credit facility is $10,000,000. The purpose of amounts borrowed Tranche A is to refinance certain of the Company’s existing debt and to pay certain costs and expenses incurred in connection with the closing under the Credit Agreement.
• The maximum amount of loans under Tranche B of the credit facility is $15,000,000. Amounts borrowed under Tranche B may be used only to partially fund the acquisition by the Company of one or more companies, the acquisition costs related thereto, and other costs and expenses incurred in connection with the Credit Agreement and to finance an agreed amount of working capital for the companies being acquired.
• The maximum amount of loans under Tranche C of the credit facility is $25,000,000. Amounts borrowed under Tranche C may be used only to partially fund the acquisition by the Company of one or more publicly-traded companies, the acquisition costs related thereto, and other costs and expenses incurred in connection with the Credit Agreement and to finance an agreed amount of working capital for the companies being acquired.
• The Company has borrowed $10,000,000 under Tranche A of the credit facility to pay-off its existing senior indebtedness, in the aggregate principal amount of $6,825,000, plus accrued interest thereon, as well as certain existing subordinated indebtedness, in the aggregate principal amount of $1,500,000. In addition, amounts borrowed under this Tranche A were used to pay certain closing costs, including the Lender’s legal fees, commitment fees, and other costs and expenses under the Credit Agreement. On August 2, 2005, the Company became obligated to repay the amount borrowed plus all interest which will accrue thereon.
• The obligation to repay the $10,000,000 principal amount borrowed at the closing, along with interest as described below, is further evidenced by the Note.
• Advances under Tranche B and Tranche C must be approved by the Lenders, and are subject to the satisfaction of all conditions precedent required by the Lenders including the condition that a default not occur under the loans as a result of the advance.
• The rate of interest (the “Interest Rate”) payable on the Loan for each calendar month (an “Interest Period”) is a floating percentage rate per annum equal to the sum of the “LIBOR” for that period plus the “Margin”. For theses purposes, LIBOR means for any Interest Period the rate offered in the London interbank market for U.S. Dollar deposits for the relevant Interest Period; provided, however, that for purposes of calculating the Interest Rate, LIBOR shall at no time be less than a rate equal to 2.65%. For these purposes, “Margin” means 9% per annum. Interest is due and payable monthly in arrears.
• Provided there has been no event of default under the Loan, an amount of interest equal to 4% per annum that would otherwise be paid in cash instead be paid in kind (“PIK”) by such amount being added to the principal balance of the Loan on the last day of each month. Such PIK amount will then accrue interest and be due and payable on the same terms and conditions as the Loan. The Company may, at its option, elect to terminate the PIK interest arrangement and instead pay such amount in cash.
• If any sum due and payable under the credit facility is not paid on the due date therefore, the Company shall be liable to pay interest on such overdue amount at a rate equal to the then current Interest Rate plus 3% per annum.
• Principal amounts due under the Loans begin to be amortized eighteen months after the closing date of the Credit Agreement, with the complete Loan to be repaid in full no later than the Maturity Date which is four years after the closing.
• Prepayments of amounts due under the Loan then outstanding are due upon the receipt of insurance proceeds received due to damage or loss of collateral, to the extent such proceeds are not used to repair or replace the collateral.
• Prepayments are also required to the extent that the Company sells an equity interest in a subsidiary to the extent such subsidiary was acquired with proceeds from an advance under the credit facility, and to the extent of the principal amount outstanding with respect to such advance.
• The Credit Agreement, Note and Financing Documents also contain usual and customary provisions regarding events of default. Upon the occurrence of an event of default, all amounts due under the facility may be declared immediately due and payable, and any failure by the Company, or its subsidiary guarantors, to pay such amounts could result in the Lenders and the Collateral Agent acting to foreclose on the assets of the Company and the subsidiaries, to take the stock or other equity interests in the subsidiaries, and to control the accounts of the Company and the subsidiaries, in order to pay such outstanding obligations.
• A mandatory prepayment is required if, prior to the date which is 9 months after the Closing Date, (i) the Company has not borrowed under Tranche B, and (ii) the Company has not acquired (without the incurrence of any indebtedness) 100% of the equity interests of any new subsidiary which at the time of acquisition had a twelve month trailing EBITDA of greater than $1,000,000. If prepayments are required due to this reason, the amount of the prepayment is 85% of the “Excess Cash Flow” – which means, cash provided by operations by the Company and its subsidiaries determined quarterly less capital expenditures for such period, provided that the Company shall at all times be allowed to retain a minimum of $1,500,000 of cash for operating purposes. In addition, the Company must prepay the loan in full no later than the date which is 21 months after the Closing Date.
• All amounts under the Loan will become immediately due and payable in the event (i) the Company’s Chief Executive

Officer, Ron Bienvenu, ceases to perform the management functions he currently performs for the Company or otherwise ceases to be involved in the day to day management of the Company and is not replaced within 90 days by a person satisfactory to the Agent (180 days if due to Mr. Bienvenu’s death), or (ii) Mr. Bienvenu, his immediate family members or any trust, trustee or other personal representative acting for the benefit of Mr. Bienvenu or his immediate family members, ceases to directly or indirectly own 90% of the issued and outstanding equity interests in the Company currently owned, directly or indirectly, by Mr. Bienvenu.
Item 3.02 Unregistered Sales of Equity Securities.
(This Amendment to the registrant’s Current Report on Form 8-K filed August 8, 2005, amends and restates such Current Report in order to supplement the information provided, to correct typographical errors and to include as Exhibits the referenced Material Agreements.)
Unregistered Sales of Equity Securities
As disclosed above in Item 1.01, Warp Technology Holdings, Inc. (the “Company”) has entered into that certain Credit Agreement (the “Credit Agreement”), between the Company, the Subsidiaries of the Company listed in Schedule 1 thereto, Fortress Credit Corp. as original lender (together with any additional lenders, the “Lenders”), and Fortress Credit Corp. as Agent (the “Agent”). In connection with the Credit Agreement, the Company has entered into a Warrant Agreement with the Agent (the “Warrant Agreement”).
• Pursuant to this Warrant Agreement, the Company agreed to issue warrants to acquire up to an aggregate of 7% of the fully diluted stock of the Company if the Lenders make all the advances under the total commitments of the credit facility.
• Warrants to acquire an aggregate of 5% of the fully diluted stock of the Company (2,109,042 shares of Common Stock, par value $.00001 per share) are issuable upon the Company receiving advances under Tranche A or B of the credit facility (“Tranche A/B Available Shares”) in proportion to the amount of the advance compared with the total $25,000,000 in commitments under Tranche A and B.
• Pursuant to the Warrant Agreement, since the Company borrowed $10,000,000 under Tranche A at the closing, warrants to acquire 40% of the Available Tranche A/B Shares (843,617 shares of the Company’s Common Stock) were issued at closing to the Lenders. The warrants have an exercise price of $.01 per share, have a cashless exercise feature, and are exercisable until December 10, 2010. As further advances are made to the Company under Tranche B, the Company will issue additional warrants in proportion to the advances received.

• Warrants to acquire an aggregate of 2% of the fully diluted stock of the Company (843,617 shares of Common Stock) are issuable upon the Company receiving advances under Tranche C of the credit facility (“Tranche C Available Shares”) in proportion to the amount of the Tranche C advance compared with the total $25,000,000 in commitments under Tranche C.
All of these sales of securities were made in reliance upon the exemption from the registration provisions of the Securities Act of 1933, as amended (the “Securities Act”), set forth in Sections 4(2) thereof and the rules and regulations under the Securities Act, including Regulation D, as transactions by an issuer not involving any public offering and/or sales to a limited number of purchasers who were acquiring such securities for their own account for investment purposes and not with a view to the resale or distribution thereof.
Item 9.01 Financial Statements and Exhibits.
(This Amendment to the registrant’s Current Report on Form 8-K filed August 8, 2005, amends and restates such Current Report in order to supplement the information provided, to correct typographical errors and to include as Exhibits the referenced Material Agreements.)
Financial Statements and Exhibits
The following Exhibits are filed with this Report.
Exhibit Number and Description Of Exhibit
4.10 Form of Promissory Note issued August 2, 2005 by the Company under the Credit Agreement, by and between the Company, the Subsidiaries of the Company listed in Schedule 1 thereto, Fortress Credit Corp. as original lender, and Fortress Credit Corp. as Agent, dated August 2, 2005.
4.11 Form of Warrant issued and to be issued under the Warrant Agreement between the Company and Fortress Credit Corp. dated August 2, 2005.
10.72 Credit Agreement, by and between the Company, the Subsidiaries of the Company listed in Schedule 1 thereto, Fortress Credit Corp. as original lender, and Fortress Credit Corp. as Agent, dated August 2, 2005.
10.73 Warrant Agreement between the Company and Fortress Credit Corp. dated August 2, 2005.

10.74 Security Agreement between the Company and Fortress Credit Corp. dated August 2, 2005.
10.75 Stock Pledge Agreement between the Company and Fortress Credit Corp. dated August 2, 2005.
10.76 Pledge Agreement between the Company and Fortress Credit Corp. regarding Gupta Technologies, LLC. Dated August 2, 2005.
10.77 Intercreditor and Subordination Agreement, by and between the Company, the Subsidiaries of the Company listed therein, the Senior Lenders identified therein, the Subordinated Noteholders identified therein, and Fortress Credit Corp. as Collateral Agent, dated August 2, 2005.
10.78 Security Agreement between Gupta Technologies, LLC and Fortress Credit Corp. dated August 2, 2005.
10.79 Security Agreement between Gupta Technologies Limited and Fortress Credit Corp. dated August 2, 2005.
10.80 Security Agreement between Warp Solutions Limited and Fortress Credit Corp. dated August 2, 2005.
10.81 Mortgage of Shares between Gupta Technologies, LLC and Fortress Credit Corp. dated August 2, 2005.
10.82 Mortgage of Shares between Warp Solutions, Inc. and Fortress Credit Corp. dated August 2, 2005.
10.83 Security Trust Agreement between Fortress Credit Corp., Fortress Credit Opportunities I LP, Gupta Technologies, LLC, Gupta Technologies Ltd, and Gupta Technologies, GmbH. Dated August 2, 2005.
10.84 Share Pledge Agreement between Fortress Credit Corp., Fortress Credit Opportunities I LP, and Gupta Technologies, LLC. Dated August 2, 2005.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Warp Technology Holdings, Inc.
August 16, 2005	By:	Ernest Mysogland
		Name:	Ernest Mysogland
		Title:	Chief Legal Officer

Exhibit Index

Exhibit No.	Description
4.10	Form of Promissory Note issued August 2, 2005 by the Company under the Credit Agreement by and between the Company, the Subsidiaries of the Company listed in Schedule 1 thereto, Fortress Credit Corp. as original lender, and Fortress Credit Corp. as Agent, dated August 2, 2005
4.11	Form of Warrant issued and to be issued under the Warrant Agreement between the Company and Fortress Credit Corp. dated August 2, 2005
10.72	Credit Agreement by and between the Company, the Subsidiaries of the Company listed in Schedule 1 thereto, Fortress Credit Corp. as original lender, and Fortress Credit Corp. as Agent, dated August 2, 2005
10.73	Warrant Agreement between the Company and Fortress Credit Corp. dated August 2, 2005
10.74	Security Agreement between the Company and Fortress Credit Corp. dated August 2, 2005
10.75	Stock Pledge Agreement between the Company and Fortress Credit Corp. dated August 2, 2005
10.76	Pledge Agreement between the Company and Fortress Credit Corp. dated August 2, 2005 regarding Gupta Technologies, LLC
10.77	Intercreditor and Subordination Agreement by and between the Company, the Subsidiaries of the Company listed therein, the Senior Lenders identified therein, the Subordinated Noteholders identified therein, and Fortress Credit Corp. as Collateral Agent, dated August 2, 2005
10.78	Security Agreement between Gupta Technologies, LLC and Fortress Credit Corp. dated August 2, 2005
10.79	Security Agreement between Gupta Technologies Limited and Fortress Credit Corp. dated August 2, 2005
10.80	Security Agreement between Warp Solutions Limited and Fortress Credit Corp. dated August 2, 2005
10.81	Mortgage of Shares between Gupta Technologies, LLC and Fortress Credit Corp. dated August 2, 2005
10.82	Mortgage of Shares between Warp Solutions, Inc. and Fortress Credit Corp. dated August 2, 2005
10.83	Security Trust Agreement between Fortress Credit Corp., Fortress Credit Opportunities I LP, Gupta Technologies, LLC, Gupta Technologies Ltd, and Gupta Technologies, GmbH. Dated August 2, 2005
10.84	Share Pledge Agreement between Fortress Credit Corp., Fortress Credit Opportunities I LP, and Gupta Technologies, LLC. Dated August 2, 2005.